UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2008
Commission File Number: 000-50486

TOURNIGAN ENERGY LTD.
(Translation of registrant's name into English)

12th Floor, 570 Granville Street, Vancouver, BC, V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20- F  ☐               Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐                   No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (09-05)         Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EXHIBIT INDEX

Exhibit 99.1	News Release Dated August 29, 2008
Exhibit 99.2	Material Change Report Dated August 29, 2008
Exhibit 99.3	NI 43-101 Technical Report on Resources - Kuriskova Uranium Project - Eastern Slovakia
Exhibit 99.4	Consent of Author - Syver W. More
Exhibit 99.5	Consent of Author - Allan V. Moran
Exhibit 99.6	Consent of Author - Frank A. Daviess
Exhibit 99.7	Consent of Author - Robert Bowell

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TOURNIGAN ENERGY LTD.
(Registrant)

Date: August 29, 2008	By: /s/ Dorian L. (Dusty) Nicol
Dorian L. (Dusty) Nicol, President and CEO